FORM 3

OMB APPROVAL

OMB Number: 3235-0104
Expires: December 31, 2001
Estimated average burden hour per response: 0.5

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print Or Type Responses)
1. Name and Address of Reporting Person*

Meyer	S.	Lewis

(Last)	(First)	(Middle)

5232 Springridge Way

(Street)

Fairfield,	California	94585

(City)	(State)	(Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
7/02/2002
3. IRS or Social Security Number of Reporting Person, (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
Lipid Sciences, Inc. (LIPD)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
☑ Director Officer (give title below)		10% Owner Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

☑ Form filed by One Reporting Person

Form filed by More Than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

3. Ownership Form:
	2. Amount of Securities	Direct (D) or
1. Title of Security	Beneficially Owned	Indirect (I)	4. Nature of Indirect Beneficial Ownership
(Instr. 4)	(Instr. 4)	(Instr. 5)	(Instr. 4)

Reminder: Report on a separate line for each class of securities owned directly or indirectly.                              (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                      SEC 1473 (3-99)

FORM 3 (CONTINUED)

Table II — Derivative Securities Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

3. Title and Amount of Securities
	2. Date Exercisable		Underlying Derivative Securities
	and Expiration Date		(Instr. 4)
(Month/Day/Year)
Amount or
1. Title of Derivative	Date	Expiration		Number of
Security (Instr. 4)	Exercisable	Date	Title	Shares

[Additional columns below]

[Continued from above table]

5. Ownership
Form of
Derivative
4. Conversion	Security:	6. Nature of
or Exercise	Direct	Indirect
Price of	(D) or	Beneficial
Derivative	Indirect (I)	Ownership
Security	(Instr. 5)	(Instr. 5)

Explanation of Responses:

-s- S. Lewis Meyer	July 11, 2002

**Signature of Reporting Person	Date

      **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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